Mail Stop 0407

      							February 1, 2005

Via U.S. Mail and Fax (972-869-3843)
Mr. C.A. Rundell, Jr.
Chief Executive Officer and Principal Executive and Financial
Officer
Integrated Security Systems, Inc.
8200 Springwood Drive
Suite 230
Irving , TX 75063

	RE:	Integrated Security Systems, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
		File No. 1-11900

Dear Mr. Rundell:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended June 30, 2004

Item 7. Financial Statements

Note 2. Revenue Recognition, page 25

1. We note that in your B&B ARMR segment you provide maintenance services to customers. Please tell us how the services are structured and you accounting are accounting for the services. In addition please tell us the dollar amount of sales generated through these services. We further note that on page 27 under Concentration of Credit Risk you file statutory liens on construction projects where collection problems are anticipated. Please tell us how these construction project services are arranged and how you account for them.

Note 12. Merger, page 37

2. Please tell us how you valued the common stock issued at $2.85 million.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Dean Suehiro, Senior Staff Accountant, at (202) 942-
1894
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




??

??

??

??

Mr. C.A. Rundell, Jr.
Integrated Security Systems, Inc.
February 1, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE